0302

JARDINE MATHESON HOLDINGS LIMITED
Securities and Exchange Commission File No. 82-2963

Jardines

Jardine Matheson Limited
48th Floor Jardine House
Central, Hong Kong
Tel (852) 2843 8288 Fax (852) 2845 9005
gsd@jardines.com

[redacted]

03032373

Group Secretariat

11th September 2003

RECEIVED
SEC MAIL PROCESSING SECTION
SEP 29 2003
WASH. D.C. 188

Securities & Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

SUPPL

Dear Sir

Jardine Matheson Holdings Limited ("JMH")
Director's Share Transactions

In accordance with the requirements under the listing rules of the UK Listing Authority, notifications have been made to the UK Listing Authority on behalf of JMH of the following Director's share transactions. Under the same London requirements, such notifications have also been made on behalf of JMH's relevant subsidiaries where the Director is also a director of those companies:-

Name of Director	Nature of Transaction	Date of Transaction	No. of Shares Involved	Price Per Share
James Watkins	Exercise of Options	11/09/2003	+ 40,000 (acquired)	US$6.105
	Sale of Shares	11/09/2003	- 40,000 (sold)	US$7.00

PROCESSED
OCT 07 2003
THOMSON FINANCIAL

Yours faithfully
JARDINE MATHESON LIMITED

pp Neil M McNamara
Group Corporate Secretary

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